

Mail Stop 7010

July 10, 2009

By U.S. Mail and Facsimile

Mr. M. Steven Bender
Chief Financial Officer
Westlake Chemical Corporation
2801 Post Oak Boulevard, Suite 600
Houston, TX 77056

>   **Re: Westlake Chemical Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
>   **Definitive Proxy Statement on Schedule 14A filed April 8, 2009**
>   **File No. 001-32260**

Dear Mr. Bender:

   We have reviewed your response letter dated June 12, 2009 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

<u>Prior Comment 5</u>

1.   In the last sentence of your response to prior comment 5 you state that to the extent you assess goodwill and long-lived assets for impairment you will revise future filings to disclose the level at which they are assessed, the material assumptions underlying such analyses, and any potential material impact of changes in those assumptions. However, it does not appear to us that the second paragraph of your proposed disclosure is sufficient. Please revise future filings to also: clarify the level at which goodwill and long-lived assets are assessed for impairment; quantify the material assumptions or ranges of assumptions underlying the assessments; and quantify the potential impact of changes in those assumptions.

*   *   *

   Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief